
02032322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 30 2002
WASH. D.C.
152
SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April , 2002

MAKITA CORPORATION
(Translation of registrant's name into English)

3-11-8, Sumiyoshi-cho, Anjo City,

Aichi Prefecture, Japan
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

Masahiko Goto
President

Date : April 26, 2002

PRESS RELEASE

April 26, 2002

CONSOLIDATED RESULTS of Makita Corporation

For the years ended March 31, 2001 and 2002

(US$1.00= ¥133)

	Yen (millions)		U.S. Dollars (thousands)	Percentage of change
	2001	2002	2002	2002 / 2001
Net Sales	¥ 160,180	¥ 170,529	$ 1,282,173	6.5 %
Domestic	41,849	39,510	297,068	(5.6)
Overseas	118,331	131,019	985,105	10.7
Income before Income taxes	6,644	3,403	25,586	(48.8)
Net Income	2,133	133	1,000	(93.8)
	(in Yen)		(in Dollars)	
Net income per share:				
Basic	¥ 13.6	¥ 0.9	$ 0.01	(93.5) %
Diluted	13.6	0.9	0.01	(93.5)

Net Sales by Geographical Area

	Yen (millions)		U.S. Dollars (thousands)	Percentage of change
	2001	2002	2002	2002 / 2001
Japan	¥ 41,849	¥ 39,510	$ 297,068	(5.6) %
North America	43,762	49,954	375,594	14.1
Europe	44,821	50,401	378,955	12.4
Southeast Asia	12,226	12,374	93,037	1.2
Other Regions	17,522	18,290	137,519	4.4
Total	160,180	170,529	1,282,173	6.5

Makita Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

March 31, 2001 and 2002

	Yen (millions)		U.S. Dollars (thousands)
	2001	2002	2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	¥ 13,988	¥ 15,730	$ 118,271
Time deposits	8,563	4,572	34,376
Marketable securities	48,789	43,091	323,992
Trade receivables-			
Notes	2,143	2,453	18,444
Accounts	33,012	35,680	268,271
Less- Allowance			
for doubtful receivables	(1,363)	(1,519)	(11,421)
Inventories	75,303	69,507	522,609
Deferred income taxes	4,322	7,393	55,586
Other current assets	3,252	4,510	33,910
Total current assets	188,009	181,417	1,364,038
PLANT AND EQUIPMENT, at cost:			
Land	21,913	21,907	164,714
Buildings and improvement	66,911	69,205	520,338
Machinery and equipment	82,772	83,720	629,474
	171,596	174,832	1,314,526
Less- Accumulated depreciation	(92,944)	(99,022)	(744,526)
	78,652	75,810	570,000
INVESTMENTS AND OTHER ASSETS:			
Investment securities	16,462	15,483	116,413
Deferred income taxes	5,326	4,784	35,970
Other assets	5,546	7,644	57,474
	27,334	27,911	209,857
	¥ 293,995	¥ 285,138	$ 2,143,895

	Yen (millions)		U.S. Dollars (thousands)
	2001	2002	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings	¥ 17,743	¥ 8,984	$ 67,549
Trade notes and accounts payable	14,621	14,681	110,383
Accrued payroll	6,649	6,568	49,384
Other accrued expenses	2,647	3,173	23,857
Income taxes payable	3,571	3,043	22,880
Deferred income taxes	78	39	293
Total current liabilities	45,309	36,488	274,346
LONG-TERM LIABILITIES:			
Long-term indebtedness	21,135	20,102	151,143
Club members' deposits	17,364	16,628	125,023
Estimated retirement and termination allowances	13,213	19,050	143,233
Deferred income taxes	3,622	1,986	14,932
	55,334	57,766	434,331
MINORITY INTERESTS	805	945	7,105
SHAREHOLDERS' EQUITY:			
Common stock			
Authorized-			
292,000,000 shares			
Outstanding-			
153,006,992 shares in 2001 and 2002	23,803	23,803	178,970
Additional paid-in capital	45,419	45,419	341,496
Legal reserve	5,525	5,669	42,624
Retained earnings	136,488	133,723	1,005,436
Accumulated other comprehensive loss	(18,688)	(16,446)	(123,654)
Treasury stock, at cost	-	(2,229)	(16,759)
	192,547	189,939	1,428,113
	¥ 293,995	¥ 285,138	$ 2,143,895

Makita Corporation and Consolidated Subsidiaries

Consolidated Statements of Income

For the years ended March 31, 2001 and 2002

	Yen (millions)		U.S. Dollars (thousands)
	2001	2002	2002
NET SALES	¥ 160,180	¥ 170,529	$ 1,282,173
Cost of sales	101,827	109,182	820,917
GROSS PROFIT	58,353	61,347	461,256
Selling, general and administrative expenses	48,568	54,393	408,970
OPERATING INCOME	9,785	6,954	52,286
OTHER INCOME (EXPENSES) :			
Interest and dividend income	1,453	848	6,376
Interest expense	(1,430)	(968)	(7,278)
Exchange gains (losses) on foreign currency transactions	(203)	273	2,052
Realized losses on securities, net	(661)	(2,740)	(20,602)
Other, net	(2,300)	(964)	(7,248)
Total	(3,141)	(3,551)	(26,700)
INCOME BEFORE INCOME TAXES	6,644	3,403	25,586
PROVISION FOR INCOME TAXES:			
Current	5,547	4,027	30,278
Deferred	(1,036)	(757)	(5,692)
Total	4,511	3,270	24,586
NET INCOME	¥ 2,133	¥ 133	$ 1,000

	(in Yen)		(in Dollars)
PER SHARE OF COMMON STOCK AND AMERICAN DEPOSITARY SHARE:			
Net income per share:			
Basic	¥ 13.6	¥ 0.9	$ 0.01
Diluted	13.6	0.9	0.01
Cash dividends, applicable to earnings of the year	18.0	18.0	0.14

Makita Corporation and Consolidated Subsidiaries

Consolidated Statements of Shareholders' Equity

For the years ended March 31, 2001 and 2002

	Yen (millions)		U.S. Dollars (thousands)
	2001	2002	2002
COMMON STOCK:			
Beginning balance	¥ 24,053	¥ 23,803	$ 178,970
Purchase and retirement of common stock	(250)	-	-
Ending balance	¥ 23,803	¥ 23,803	$ 178,970
ADDITIONAL PAID-IN CAPITAL:			
Beginning balance	¥ 45,419	¥ 45,419	$ 341,496
Ending balance	¥ 45,419	¥ 45,419	$ 341,496
LEGAL RESERVE:			
Beginning balance	¥ 5,220	¥ 5,525	$ 41,541
Transfer from retained earnings	305	144	1,083
Ending balance	¥ 5,525	¥ 5,669	$ 42,624
RETAINED EARNINGS:			
Beginning balance	¥ 141,691	¥ 136,488	$ 1,026,226
Net income	2,133	133	1,000
Cash dividends	(2,994)	(2,754)	(20,707)
Transfer to legal reserve	(305)	(144)	(1,083)
Purchase and retirement of common stock	(4,037)	-	-
Ending balance	¥ 136,488	¥ 133,723	$ 1,005,436

Makita Corporation and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the years ended March 31, 2001 and 2002

	Yen (millions)		U.S. Dollars (thousands)
	2001	2002	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net cash provided by operating activities	¥ 6,145	¥ 20,196	$ 151,850
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash provided by (used in) investing activities	912	(1,151)	(8,654)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net cash used in financing activities	(6,038)	(16,318)	(122,692)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,013	(985)	(7,406)
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,032	1,742	13,098
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,956	13,988	105,173
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 13,988	¥ 15,730	$ 118,271